Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com
20 August 2009
Sterlite Industries (India) Limited
Revised Offer to Purchase Operating Assets of ASARCO LLC
Mumbai, India and Tucson, AZ: Sterlite Industries (India) Limited, a subsidiary of Vedanta Resources plc, the London-based FTSE 100 metal and mining group, announced today that it is increasing its offer, for the purchase of substantially all of the operating assets of ASARCO LLC, by approximately US$ 500 million, and has proposed to support a plan of reorganisation that is intended to pay creditors in full their allowed amount of claims and full post petition interest.
With this improvement, the revised total consideration will increase to Cash at closing of approximately US$ 2.1 billion.
While there is an increase in the cash consideration, Sterlite will receive an approximately 72.5% interest in the Litigation Trust to be setup by the Debtor in Possession (Asarco LLC) at Closing of the transaction to pursue a judgement against Americas Mining Corporation awarded by the US District Court of Texas, Brownsville Division.
The 9 year Copper Price Participation Note of US$ 207.9 million and the Put Option granted to the Asbestos Creditors against their share of 27% litigation interest remain unchanged.
All the other terms and conditions of the agreement remain unchanged.
For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	Sheetal.khanduja@vedanta.co.in
AGM— Investor Relations	Tel: +91 22 6646 1427
Sterlite Industries (India) Limited
About Sterlite
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper, zinc and lead and Power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit
www.sterlite-industries.com.

Sterlite Industries (India) Limited Revised Offer to Purchase Operating Assets of ASARCO LLC	Page 2 of 2

About ASARCO
ASARCO is an integrated copper mining, smelting and refining company with approximately 2,600 employees. The Company operates mines, mills and a smelter in Arizona and a smelter and refinery in Texas. For more information, visit http://www.asarco.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.